EXHIBIT 12.1

Hospitality Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio amounts)

	Year Ended December 31,
	2008		2007		2006		2005		2004

Income from continuing operations	$124,335		$220,224		$156,501		$118,779		$116,221
Fixed charges	156,844		148,110		81,451		65,263		50,393
Adjusted earnings	$281,179		$368,334		$237,952		$184,042		$166,614

Fixed charges:
Interest on indebtedness and amortization of deferred finance costs	$156,844		$148,110		$81,451		$65,263		$50,393

Ratio of earnings to fixed charges	1.79	x	2.49	x	2.92	x	2.82	x	3.31	x